CUSIP No. 068313-10-5	13G	Page 10 of 10 Pages

JOINT FILING AGREEMENT

Each of the undersigned agrees that the Schedule 13G to be jointly filed with the Securities and Exchange Commission pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934 on or about this date, with respect to the reporting of the beneficial ownership of shares of Common Stock of Barra, Inc. is being, and any and all amendments to such Schedule 13G may be, filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 31, 2003

/s/ Andrew Rudd Andrew Rudd	/s/ Virginia Rudd Virginia Rudd

RUDD FAMILY TRUST

/s/ Andrew Rudd Andrew Rudd, Trustee

/s/ Virginia Rudd Virginia Rudd, Trustee